EXHIBIT 16.1

August 30, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Oliver Creek Resources, Inc., a Nevada corporation (the "Company") and we reported on the balance sheets of the Company for the year ending January 31, 2006 and the related statements of operations, stockholders' equity and cash flows for the year then ended.

On August 4, 2006, we resigned as the independent registered public accounting firm of the Company We have read the Company's statements included under Item
4.01 of its Form 8-K/A, as amended on August 30, 2006 and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements related to the engagement of Change G. Park, CPA, Ph.D. as their independent registered public accounting firm.

Sincerely,


/s/ Armando C. Ibarra, C.P.A.
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Armando C. Ibarra, C.P.A.